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Dean Palin

Principal at Palin Enterprises

Greater New York City Area

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Palin Enterprises

Boston University Questrom School of...

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500+ connections

Experience

Principal
Palin Enterprises
Jan 1990 – Present · 29 yrs 1 mo

Principal
Palin Enerprises
Jan 1990 – Present · 29 yrs 1 mo

Generate new aquisitions of investment property and create /cultivate development deals for a real estate company that focuses on industrial and multi-family residential projects,

Partner
Branded restaurants
2008 – 2010 · 2 yrs

Education

 **Boston University Questrom School of Business**
Bs/business administration, Finance
1986 – 1990

The Dalton School
1971 – 1986

Skills & Endorsements

Investment Properties · 57

Endorsed by **2 of Dean's colleagues at BRANDED RESTAURANTS LIMITED**

Real Estate Economics · 42

Endorsed by **Sean McKissic RPA, FMA, who is highly skilled at this**

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Thomas Constance and 38 connections have given endorsements for this skill

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